[Letterhead of Wachtell, Lipton, Rosen & Katz]

January 3, 2012

VIA EDGAR AND FEDEX

Jeffrey P. Riedler, Esq.

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Telephone Number: (202) 551-3852

Facsimile Number: (202) 772-9209

Re:	Alleghany Corporation
Registration Statement on Form S-4
Filed December 7, 2011
File No. 333-178353

Dear Mr. Riedler:

On behalf of Alleghany Corporation (“Alleghany”) and Transatlantic Holdings, Inc. (“Transatlantic”), set forth below are responses to the oral comments of the Staff of the Division of Corporation Finance (the “Staff”) that were conveyed telephonically on December 28, 2011, with respect to the above-referenced filings, including the reissuance of prior comments

Wachtell, Lipton, Rosen & Katz

Jeffrey P. Riedler, Esq.

United States Securities and Exchange Commission

January 3, 2012

conveyed orally on December 21, 2011 and prior comments one and two in your letter dated December 19, 2011. We have also included in this letter, where applicable, responses communicated to us by counsel to, and/or representatives of, Transatlantic.

This letter and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-4 (File No. 333-178353) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 3 marked to indicate changes from the version filed on December 23, 2011.

For the Staff’s convenience, the text of the Staff’s reissued comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 3.

Registration Statement on Form S-4

1.	Please file the tax opinions of Exhibits 8.1 and 8.2 with your next amendment. We may have further comment once we review the materials.

Response: In response to the Staff’s comment, revised forms of the requested tax opinions are included with Amendment No. 3.

2.	Please revise your discussion of tax consequences on page 148 to express a firm conclusion regarding the federal income tax consequences of the transaction and indicate whether the merger will qualify as a tax-free reorganization.

Response: In response to the Staff’s comment, the discussion of the federal income tax consequences of the transaction has been revised. The revised disclosure appears on page 149 of Amendment No. 3.

******

Wachtell, Lipton, Rosen & Katz

Jeffrey P. Riedler, Esq.

United States Securities and Exchange Commission

January 3, 2012

If you have any questions, please do not hesitate to contact the undersigned or Alison M. Zieske, counsel to Alleghany, at (212) 403-1000 (telephone), or Lois Herzeca or Eduardo Gallardo of Gibson, Dunn & Crutcher LLP, counsel to Transatlantic, at (212) 351-4000 (telephone).

We thank the Staff in advance for its assistance.

Sincerely,

/s/ David E. Shapiro

David E. Shapiro

Wachtell, Lipton, Rosen & Katz

cc:	Christopher K. Dalrymple, Alleghany Corporation
Gary A. Schwartz, Transatlantic Holdings, Inc.
Alison M. Zieske, Wachtell, Lipton, Rosen & Katz
Lois Herzeca and Eduardo Gallardo, Gibson, Dunn & Crutcher LLP